SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                 Amendment No. 2

                    Under the Securities Exchange Act of 1934

                               Diodes Incorporated
                               -------------------
                                (Name of Issuer)

                        Common Stock, par value $0.66 2/3
                        ---------------------------------
                         (Title of Class of Securities)

                                   25443 10 1
                                   ----------
                                 (CUSIP Number)

                                Avi D. Eden, Esq.
                          Vishay Intertechnology, Inc.
                               63 Lincoln Highway
                                Malvern, PA 19355
                                 (610) 644-1300
                     --------------------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 with a copy to:

                             Abbe L. Dienstag, Esq.
                      Kramer, Levin, Naftalis & Frankel LLP
                      919 Third Avenue, New York, NY 10022
                                 (212) 715-9100

                                  May 31 , 2000
                                  -------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g) check the following box: [ ]

                               Page 1 of 26 Pages

                                 Amendment No. 2

                                  Schedule 13D

      This Amendment amends the Schedule 13D of Vishay Intertechnology, Inc. ("Vishay") dated July 23, 1997, as amended by Amendment No. 1 dated March 28, 2000 (as amended, the "Schedule 13D"), with respect to the Common Stock, par value $0.66 2/3 (the "Common Stock"), of Diodes Incorporated (the "Company").

I. Item 4 of the Schedule 13D, "Purpose of Transaction," is amended by adding the following:

      "Pursuant to the terms of the Memorandum of Understanding previously filed as Exhibit D to the Schedule 13D, on May 31, 2000 Vishay entered into a definitive Stock Purchase Agreement (the "Stock Purchase Agreement") with the Lite-On Group and LPSC. Pursuant to the Stock Purchase Agreement, Vishay shall sell its 65% interest in LPSC to the Lite-On Group for consideration consisting of (i) US$41,000,000 in cash, as adjusted, and (ii) the assignment to Vishay of all of the Lite-On Group's right, title and interest in and to a Stock Appreciation Right Certificate, dated as of July 17, 1997, granted by Vishay to the Lite-On Group. It is anticipated that the closing of the sale will occur on or about August 21, 2000.

      A copy of the Stock Purchase Agreement between Vishay and the Lite-On Group providing for the sale of Vishay's interest in LPSC is attached as Exhibit
F. The foregoing description of the transaction is qualified by reference to this exhibit.

II. Item 6 of the Schedule 13D, "Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer," is amended by adding the following:

      "See Exhibit F for the text of the Stock Purchase Agreement."

III. Item 7 of the Schedule 13D, "Material to be Filed as Exhibits," is amended by adding the following Exhibit:

            F.    Stock Purchase Agreement, dated as of May 31, 2000

                                    SIGNATURE

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this
Schedule 13D is true, complete and correct.

Dated:  June 26, 2000


                                    VISHAY INTERTECHNOLOGY, INC.


                                    By: /s/ Richard N. Grubb
                                    ------------------------
                                    Name:  Richard N. Grubb
                                    Title: Executive Vice President
                                      and Chief Financial Officer

                                  EXHIBIT INDEX

EXHIBIT                 DESCRIPTION                         PAGE
-------                 -----------                         ----

F                       Stock Purchase Agreement,             6
                        dated as of May 31, 2000

                                                                       EXHIBIT F

==============================================================================


                            STOCK PURCHASE AGREEMENT

                                      AMONG

                             LITE-ON JV CORPORATION,

                                  AS PURCHASER

                                       AND

                          VISHAY INTERTECHNOLOGY, INC.,

                                    AS SELLER

                                       AND

                     LITE-ON POWER SEMICONDUCTOR CORPORATION

                            Dated as of May 31, 2000

 ==============================================================================

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

                                    SECTION 1

                           PURCHASE AND SALE OF SHARES

1.1         Purchase and Sale of Shares......................................1

1.2         Purchase Consideration...........................................1

1.3         Relating to the SAR..............................................2


                                    SECTION 2

                   REPRESENTATIONS AND WARRANTIES OF SELLER

2.1         Organization and Standing........................................2

2.2         Execution; Authority; Enforceability.............................2

2.3         Consents; Regulatory Approvals; No Conflicts.....................2

2.4         Capitalization...................................................3

2.5         Relating to the Shares...........................................3

2.6         Notice of Violations.............................................3

2.7         Vishay Conduct...................................................3

2.8         Tax Matters......................................................4

2.9         Litigation.......................................................4

2.10        Employment Matters...............................................4

2.11        Disclosure.......................................................5


                                    SECTION 3

                 REPRESENTATIONS AND WARRANTIES OF PURCHASER

3.1         Organization and Standing........................................5

3.2         Execution; Authority; Enforceability.............................5

3.3         Consents; Regulatory Approvals; No Conflicts.....................5

3.4         Relating to the SAR..............................................5


                                    SECTION 4

                      CONDUCT OF BUSINESS PRIOR TO CLOSING

4.1         Conduct of Business Prior to Closing.............................6

4.2         Financial Statements.............................................7


                                    SECTION 5

                CONDITIONS PRECEDENT TO PURCHASER'S OBLIGATIONS


                                    SECTION 6

                 CONDITIONS PRECEDENT TO SELLER'S OBLIGATIONS


                                    SECTION 7

                                 INDEMNIFICATION

7.1         Survival of Seller's Representations and Warranties..............8

7.2         Survival of Purchaser's Representations and Warranties...........8

7.3         Indemnification..................................................8

7.4         Procedure for Indemnification....................................9

7.5         Remedies Cumulative..............................................9

7.6         Limitations and Indemnification..................................9


                                    SECTION 8

                                CLOSING PROCEDURE

8.1         Closing.........................................................10

8.2         Obligations at Closing..........................................10

                                    SECTION 9

                          TERMINATION; CONFIDENTIALITY

9.1         Termination.....................................................10

9.2         Confidentiality.................................................11


                                   SECTION 10

                                  MISCELLANEOUS

10.1        Public Notice...................................................11

10.2        Entire Agreement................................................11

10.3        Taxes, Costs and Expenses.......................................11

10.4        Further Assurances..............................................11

10.5        Notices.........................................................11

10.6        Governing Law...................................................13

10.7        Disputes........................................................13

10.8        Assignment......................................................13

10.9        Amendment.......................................................13

10.10       Waiver..........................................................13

10.11       Severability....................................................13

10.12       Counterparts....................................................13



Exhibit A     List of Subsidiaries
Exhibit B     Form of Payment Guarantee
Exhibit C     Form of Escrow Agreement

Schedule 2.3  Required Consents, Approvals, Filings, Registrations and Notices
Schedule 2.6  Vishay Representatives

                            STOCK PURCHASE AGREEMENT

      Agreement dated as of May 31, 2000 by and among Lite-On JV Corporation, a Republic of China ("ROC") company (the "Purchaser"), Vishay Intertechnology, Inc., a Delaware U.S.A. corporation (the "Seller"), and Lite-On Power Semiconductor Corporation, a ROC company ("LPSC").

                             W I T N E S S E T H:
                             -------------------

      WHEREAS, LPSC by itself and through the companies listed on Exhibit A hereto (the "Subsidiaries" and collectively with LPSC, the "Company") is engaged in the business of manufacturing, selling and distributing discrete power semiconductor devices (the "Business");

      WHEREAS, Seller is or, subject to certain government approvals, will be the registered and beneficial owner of 65% of the issued and outstanding shares of capital stock of LPSC (the "Shares"); and

      WHEREAS, Purchaser desires to purchase from Seller, and Seller desires to sell to Purchaser, the Shares on the terms and subject to the conditions hereinafter set forth;

      NOW, THEREFORE, in consideration of the premises and mutual covenants and agreements herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties, intending to be legally bound, do hereby covenant and agree as follows:

                                    SECTION 1

                           PURCHASE AND SALE OF SHARES

      1.1 Purchase and Sale of Shares. Subject to this Agreement, on the Closing Date (as defined in Section 8 below), Seller hereby agrees to sell and deliver to Purchaser and, subject to Section 10.8, its designee(s), if any (the "Purchaser Designees"), and Purchaser hereby agrees to purchase from Seller, the Shares as follows: Seller shall sell and deliver such percentages of the Shares to Purchaser and any Purchaser Designees as Purchaser shall specify. The Shares shall be transferred free and clear of all liens, pledges, encumbrances and claims of any nature whatsoever (collectively, "Encumbrances").

      1.2 Purchase Consideration. In consideration of the sale and delivery of the Shares, and in reliance upon the representations and warranties made herein by Seller, Purchaser will, in full payment therefor, deliver or cause to be delivered to Seller on the Closing Date the following:

            (a) The sum of (i) US$41,000,000, less the taxes, costs and expenses payable by Seller under Section 10.3 (the "Cash Component") plus (ii) interest thereon, if any (the "Interest

Component"), calculated at LIBOR and accruing from and including 90 days after the date hereof to but excluding the Closing Date, by wire transfer to the bank account specified by Seller at least 48 hours prior to the Closing (as defined in Section 8 below); provided, however, that such interest shall not accrue or be payable if the Closing Date is delayed because of any failure by Seller to perform its obligations hereunder. For purposes of this Agreement, "LIBOR" means the rate per annum for six-month U.S. dollar deposits that appears on the Telerate screen page 3750 (or such other page as may replace that page on that service) as of 11:00 a.m. (London time) on the first day of the period for which interest is to be calculated (or the first day thereafter when such rate appears); provided that if such rate does not appear within 5 days of the beginning of such period, LIBOR means the rate mutually agreed by the parties; and

            (b) The Stock Appreciation Right Certificate granted as of July 17, 1997 (the "SAR") by Seller to Lite-On JV Corporation, together with an assignment (the "Assignment") of all of Purchaser's right, title and interest in and to the SAR to Seller or its designee (the Cash Component, Interest Component, SAR and Assignment, collectively, the "Purchase Consideration"). The SAR shall be delivered free and clear of all Encumbrances, except any Encumbrance imposed or asserted by Seller or any of its directors or officers.

      1.3 Relating to the SAR. The parties hereto agree that the redemption value of the SAR on January 24, 2000 was approximately $47,000,000. On that date, Seller had the option to redeem the SAR upon its exercise using Seller's common stock, cash or partly in cash and partly in common stock, in accordance with the terms of the SAR.

                                    SECTION 2

                   REPRESENTATIONS AND WARRANTIES OF SELLER

      Seller represents and warrants to Purchaser that:

      2.1 Organization and Standing. Seller is a corporation duly incorporated and organized and is validly existing and in good standing under the laws of the State of Delaware and has all necessary corporate power, authority and capacity to enter into this Agreement and to perform its obligations hereunder.

      2.2 Execution; Authority; Enforceability. This Agreement has been duly and validly authorized, executed and delivered by Seller. This Agreement constitutes the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws relating to or affecting creditors' rights generally or to general principles of equity. Seller has the absolute and unrestricted right, power, authority and capacity to execute and deliver, and to perform its obligations under, this Agreement.

      2.3 Consents; Regulatory Approvals; No Conflicts. Except as set forth in
Schedule 2.3, no approvals, filings or registrations of or with any governmental authority, notices to any party or other consents are required to be made or obtained prior to the consummation of the transactions contemplated hereby. After giving effect to the information set forth in Schedule 2.3, the execution and delivery of this Agreement by Seller, the consummation of the transactions contemplated hereby and the fulfillment by Seller of the terms, conditions and provisions hereof do not and will not, directly or indirectly:

            (a) conflict with or violate or result in the default of, or give rise to or accelerate, any obligations of Seller under: (i) any law applicable to Seller, (ii) any court or governmental agency order applicable to Seller, or give any such body the right to terminate or modify any approval or consent held by Seller, (iii) the constituent documents of Seller and (iv) the provisions of any material contract to which Seller is a party or by which it or any of its assets or properties is bound;

            (b) result in the creation or imposition of any material Encumbrance on the assets or properties owned, leased or operated by the Company or on the Shares; or

            (c) cause Purchaser to become subject to, or to become liable for the payment of, any taxes imposed by any governmental authority or agency of the United States or any state thereof solely by reason of Purchaser's execution, delivery and performance of this Agreement or the consummation of any transaction hereunder.

      2.4 Capitalization. To Seller's knowledge, since July 17, 1997 (the "Original Purchase Date"), there has not been issued any (a) securities convertible into or exchangeable or exercisable for any shares of the capital stock of LPSC or any Subsidiary or (b) subscriptions, options, warrants, calls, preemptive rights or other rights to purchase or subscribe for or otherwise acquire capital stock of LPSC or any Subsidiary.

      2.5 Relating to the Shares. On the Closing Date, Seller will be the record and beneficial owner of and will have good and marketable title to the Shares. Upon consummation of the transactions contemplated hereby, immediately after Closing Purchaser and any Purchaser Designees will have valid title to the Shares free and clear of any Encumbrance. The Shares represent all of Seller's interest in LPSC.

      2.6 Notice of Violations. None of the individuals listed in Schedule 2.6, in his capacity as an employee, officer, director or supervisor of the Company (all such individuals in any such capacity, collectively, the "Vishay Representatives"), has received any notice of violation of any regulation, ordinance or other law which is applicable and material to the Business, operations, properties or assets of the Company, except as made known in writing prior to the date hereof to any director, officer or employee of the Company other than a Vishay Representative.

      2.7 Vishay Conduct. Since the Original Purchase Date, none of the Vishay Representatives has directed or caused the Company to take any action or to omit to take any action without the knowledge of any director, officer or employee of the Company other than a Vishay Representative, including without limiting the generality of the foregoing:

            (a) incur any material liabilities except as disclosed in the latest financial statements of the Company;

            (b) give or agree to give, or be a party to or bound by, any guarantee of indebtedness, indemnity, bond, suretyship or other support of or for any entity other than the Company;

            (c) create or suffer to exist any Encumbrance on any asset or property of the Company;

            (d) sell, license, transfer, assign or convey any material patents, patent applications, patent licenses, trademarks, trademark registrations, and applications therefor, certification marks, distinctive markings, service marks, service names, trade names, brand names, labels, business names, copyrights and copyright registrations, and applications therefor, exploitation arrangements, inventions and industrial designs or other marks wholly or partially owned or held by the Company or used in the Business; or

            (e) enter into any contract which (i) involves payments or receipts by the Company of an amount requiring the approval of its applicable board of directors or (ii) restricts the freedom of the Company to carry on the Business, including any contract which contains covenants by the Company not to compete in any line of business with any other person, other than the Joint Venture Agreement (as defined in Section 5 below).

      2.8 Tax Matters. Except through the actions of any director, officer or employee of the Company other than a Vishay Representative, none of the Vishay Representatives has caused the Company to:

            (a) grant any power of attorney with respect to any matter relating to taxes which is currently in force;

            (b) become a party to any agreement providing for the allocation, sharing or indemnification of taxes;

            (c) request any waivers or extensions of time, relating to the filing of any tax return; and

            (d) give any waivers or comparable consents to the application of the statute of limitations to any taxes or tax returns.

      2.9 Litigation. There is no suit, action, dispute, civil or criminal litigation, arbitration, legal, administrative or other proceeding or governmental investigation, including appeals and applications for review, in progress, pending or, to Seller's knowledge, threatened against or relating to the transactions contemplated by this Agreement or any Vishay Representative which, if adversely determined, would have a material adverse effect on the business, assets, liabilities, condition (financial or otherwise), prospects, results of operations or operations of the Company.

      2.10 Employment Matters. The consummation of the transactions contemplated by this Agreement will not (or will not upon termination of employment within a fixed period of time following such consummation): (a) entitle any Vishay Representative to severance pay, unemployment compensation or any other payment, or (b) accelerate the time of payment or vesting or increase the amount of payment with respect to any compensation due to such person, in each case for which Purchaser or the Company may be liable or responsible.

      2.11 Disclosure. The representations and warranties by Seller contained in this Agreement do not contain or will not, as of the Closing Date, contain any untrue statement of a material fact, or to Seller's knowledge do not omit or will not, as of the Closing Date, omit to state any fact which to Seller's knowledge is material, required to be stated herein or necessary in order to make the statements herein, in light of the circumstances under which they were made, not misleading.

                                    SECTION 3

                 REPRESENTATIONS AND WARRANTIES OF PURCHASER

      Purchaser hereby represents and warrants to Seller that:

      3.1 Organization and Standing. It is a company duly formed and organized and is validly existing under the laws of the ROC and has all necessary corporate power, authority and capacity to enter into this Agreement and to perform its obligations hereunder.

      3.2 Execution; Authority; Enforceability. This Agreement has been duly and validly executed and delivered by Purchaser and constitutes a legal, valid and binding obligation of Purchaser enforceable against Purchaser in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws relating to or affecting creditors' rights generally or to general principles of equity.

      3.3 Consents; Regulatory Approvals; No Conflicts. Except as set forth in
Schedule 2.3, no approvals, filings or registrations of or with any governmental authority, notices to any party or other consents are required to be made or obtained prior to the consummation of the transactions contemplated hereby. After giving effect to the information set forth in Schedule 2.3, the execution and delivery of this Agreement by Purchaser, the consummation of the transactions contemplated hereby and the fulfillment by Purchaser of the terms, conditions and provisions hereof does not and will not, directly or indirectly conflict with or violate or result in the default of, or give rise to or accelerate, any obligations of Purchaser under: (a) any law applicable to Purchaser, (b) any court or governmental agency order applicable to Purchaser,
(c) the constituent documents of Purchaser or (d) the provisions of any material contract to which Purchaser is a party or by which it is bound.

      3.4 Relating to the SAR. Upon consummation of the transactions contemplated hereby, on the Closing Date the SAR will be delivered free and clear of all Encumbrances, except any Encumbrance imposed or asserted by Seller or any of its directors or officers.

                                    SECTION 4

                      CONDUCT OF BUSINESS PRIOR TO CLOSING

      4.1 Conduct of Business Prior to Closing. (a) Prior to the Closing, the Company shall conduct the Business in accordance with, and the management and affairs of the Company shall be subject to, the directions of Purchaser. Seller shall vote the Shares, execute such documents, cause to be taken such other action and cause to be done such other things as Purchaser may request in good faith in order to give effect to the foregoing sentence. Without limiting the generality of the foregoing, upon the later to occur of (i) the delivery to Seller of a standby letter of credit issued by Citibank, N.A., Taipei Branch or another mutually agreed financial institution for the benefit of Seller, substantially in the form of Exhibit B hereto (the "Payment Guarantee") and (ii) the delivery of the SAR to an escrow agent, which will hold the SAR pending the Closing, pursuant to an escrow agreement substantially in the form of Exhibit C hereto (the "Escrow Agreement"), Seller shall promptly do all things necessary or desirable to cause all supervisors and members of the boards of directors of the Company selected or nominated by Seller to be replaced by nominees designated by Purchaser; provided, however, that if Closing has not taken place by December 31, 2000, Purchaser shall promptly cause such supervisor and director positions to be filled by nominees of Seller. Prior to Closing, all actions taken by Seller or Purchaser in relationship to the Company shall be on a commercial arm's length basis.

            (b) Seller or Purchaser shall give Purchaser or Seller, as the case may be, prompt written notice of any material change in any of the information contained in their representations and warranties made pursuant to this Agreement.

            (c) Purchaser and Seller shall have full access to all properties, documents, contracts, books and records of the Company. The Company shall furnish Purchaser and Seller with copies of such documents and contracts and with such information with respect to the Business, the Company's assets and properties and the affairs of the Company as Purchaser or Seller, as the case may be, may from time to time reasonably request.

            (d) Each party hereto shall use its best commercial efforts to render its representations and warranties in this Agreement accurate as of the Closing Date, and shall refrain from taking any action that would render any of such representations and warranties inaccurate as of the Closing Date. Each party acknowledges that it has no knowledge, information or belief that any representation or warranty made by any other party hereto is not true and correct as of the date of this Agreement or that such representation or warranty will not be true and correct on the Closing Date.

            (e) Subject to the terms and conditions herein provided, each of the parties hereto agrees to use their respective best commercial efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws or otherwise to consummate and make effective the transactions contemplated by this Agreement.

      4.2 Financial Statements. Purchaser and Seller shall cooperate to cause LPSC to prepare consolidated financial statements as at, and for the six-month period ended on, June 30, 2000. Such financial statements shall be audited and prepared in accordance with generally accepted accounting principles, consistently applied; provided that such financial statements may be subject to normal year-end adjustments.

                                    SECTION 5

               CONDITIONS PRECEDENT TO PURCHASER'S OBLIGATIONS

      Purchaser's obligations hereunder are subject, at the option of Purchaser, to the fulfillment of each of the following conditions at or prior to the Closing, and Seller shall exert its best commercial efforts to cause such conditions to be fulfilled:

            (a) All representations and warranties of Seller shall be true and correct when made and shall be deemed to have been made again at and as of the Closing Date, and shall then be true and correct in all material respects.

            (b) All covenants, agreements and obligations required by the terms of this Agreement to be performed by Seller at or before the Closing, including but not limited to delivery of the Shares free and clear of all Encumbrances and the payment of the taxes, costs and expenses payable by Seller under Section 10.3, shall have been duly and properly performed in all material respects.

            (c) There shall be delivered to Purchaser a certificate executed by the President, or another duly authorized officer of Seller, and Secretary of Seller, dated the date of the Closing, certifying that the conditions set forth in paragraphs (a) and (b) of this Section 5 have been fulfilled.

            (d) The parties shall have received all consents necessary to consummate the transactions contemplated hereby.

            (e) A letter agreement (the "Termination Letter") between Seller (on behalf of itself and the shareholders of LPSC affiliated with Seller) and Purchaser shall have been duly executed and delivered and shall have become effective, which letter agreement terminates the Joint Venture Agreement dated April 25, 1997 between Seller and Purchaser, as amended by Amendment No. 1 thereto dated as of July 17, 1997 (the "Joint Venture Agreement"), pursuant to
Section 9.1 thereof.

                                    SECTION 6

                 CONDITIONS PRECEDENT TO SELLER'S OBLIGATIONS

      Seller's obligations hereunder are subject, at the option of Seller, to the fulfillment of each of the following conditions at or prior to the Closing, and Purchaser shall exert its best commercial efforts to cause such conditions to be fulfilled:

            (a) All representations and warranties of Purchaser shall be true and correct when made and shall be deemed to have been made again at and as of the Closing Date, and shall then be true and correct in all material respects.

                All covenants, agreements and obligations required by the terms of this Agreement to be performed by Purchaser at or before the Closing shall have been duly and properly performed in all material respects.

            (c) There shall be delivered to Seller a certificate executed by the President and Secretary, or other duly authorized officers, of Purchaser, dated the Closing Date, certifying that the conditions set forth in paragraphs (a) and
(b) of this Section 6 have been fulfilled.

            (d) The parties shall have received all consents necessary to consummate the transactions contemplated hereby.

            (e) The Termination Letter shall have been duly executed and delivered and shall have become effective.

                                    SECTION 7

                                 INDEMNIFICATION

      7.1 Survival of Seller's Representations and Warranties. The representations and warranties of Seller contained in this Agreement shall survive the Closing for the benefit of Purchaser until the first anniversary of the Closing Date.

      7.2 Survival of Purchaser's Representations and Warranties. The representations and warranties of Purchaser contained in this Agreement shall survive the Closing for the benefit of Seller until the first anniversary of the Closing Date.

      7.3 Indemnification. Seller on the one hand and Purchaser on the other (each, an "Indemnifying Party") hereby agree to defend, indemnify and hold harmless the other party (each, an "Indemnified Party") from and against any actual damage, liability, loss, cost or expense (including reasonable attorneys' fees) ("Costs") incurred by the Indemnified Party resulting from or arising out of:

            (a) any failure by an Indemnifying Party to perform its covenants or obligations as set forth in this Agreement or in any agreement, certificate or instrument delivered pursuant to this Agreement;

            (b) any inaccuracy in or breach of any of the representations or warranties of an Indemnifying Party contained in this Agreement; and

            (c) any and all actions, suits, litigations, arbitrations, proceedings, investigations, claims or liabilities of whatever nature arising out of any of the foregoing;

provided that, in respect of (b) above, the Indemnified Party did not have actual knowledge on the date hereof or the Closing Date, as the case may be, that the representation or warranty was not true and correct in all material respects; and provided, further, that as a defense to any claim for Costs by Purchaser under this Section, Seller shall be entitled to rely on any applicable representation or warranty of the sellers set forth in the Stock Purchase Agreement dated as of April 25, 1997 (the "Original Stock Purchase Agreement") among LPSC, Silitek Corporation, Lite-On Technology Corporation, Dyna Investment Co., Ltd., Lite-On Inc., other shareholders identified therein and Seller, to the extent such representation or warranty survived the closing thereunder in accordance with the terms of the Original Stock Purchase Agreement.

      7.4 Procedure for Indemnification. Each party which may request indemnification under this Agreement agrees to give the party from which it may request indemnification prompt notice of any event, or any written claim by a third party of which it obtains knowledge, which could give rise to any Costs as to which it may request indemnification under this Agreement, but the failure to give such prompt notice shall not affect such party's rights hereunder except to the extent the other party was materially and adversely prejudiced thereby. In connection with any such third party claim, if the Indemnifying Party shall have acknowledged in writing its obligation to indemnify in respect of such claim, the Indemnifying Party may select counsel to direct the defense of such third party claim, which counsel shall be reasonably satisfactory to the Indemnified Party, and the Indemnified Party, at the expense of the Indemnifying Party, will cooperate with the Indemnifying Party in determining the validity of any such claim and in the defense thereof. The Indemnified Party may, at its expense, participate in the defense of such third party claim. The Indemnified Party shall have the right to employ counsel to represent the Indemnified Party at the Indemnifying Party's expense if (a) the Indemnifying Party has failed to promptly assume the defense of such third party claim and employ counsel or (b) in the reasonable judgment of the Indemnified Party or its counsel, a conflict of interest between the Indemnified Party and the Indemnifying Party exists with respect to such third party claim. The Indemnifying Party shall not settle any such claim without the consent of the Indemnified Party if any relief, other than the payment of money damages, would be granted by such settlement or if such settlement does not include the unconditional release of the Indemnified Party. In the event that an Indemnifying Party is required to make any payment under this Section 7, the Indemnifying Party shall promptly pay to the Indemnified Party the amount so determined.

      7.5 Remedies Cumulative. Subject to the limitations of Section 7.6, the remedies provided in this Section 7 shall be cumulative and shall not preclude the assertion by any party to this Agreement of any other rights or the seeking of any other remedies against the other parties to this Agreement.

      7.6 Limitations and Indemnification. No indemnity shall be payable hereunder by Seller until the aggregate amount of all Costs suffered or incurred by Purchaser exceeds US$1,000,000 and Seller shall be liable for such Costs in excess of US$1,000,000. No indemnity shall be payable hereunder by Purchaser until the aggregate amount of all Costs suffered or incurred by Seller exceeds US$1,000,000 and Purchaser shall be liable for such Costs in excess of US$1,000,000; provided that this limitation shall not apply to the failure of Purchaser to deliver the Cash Component and, if any, the Interest Component at Closing pursuant to Section 1.2. The amount that Seller shall be obligated to pay to Purchaser and that Purchaser shall be obligated to pay to Seller under this Section 7 shall not exceed US$41,000,000, respectively; provided, however, that the limits set forth in this Section 7.6 shall not apply to breaches of Sections 2.2, 2.5, 3.2, 3.4 and 8.2.

                                    SECTION 8

                                CLOSING PROCEDURE

      8.1 Closing. The closing of the transactions contemplated hereby (the "Closing") shall take place at 10:00 a.m., local time, on the 21st day of August, 2000, at the office of Silitek Corporation, Taipei, Republic of China, or such other time and place as the parties may agree upon or such other time as adjusted as set forth below (the "Closing Date"). In the event Purchaser or Seller is entitled not to close on the scheduled date because a condition to its obligation to close set forth in Section 5 or 6, respectively, has not been met (or waived by the party entitled to waive it), such party may postpone the Closing, from time to time, by giving at least three days prior notice to the other party, until the condition has been met (which all parties will use their best commercial efforts to cause to happen); provided, however, that if Purchaser is entitled not to close because Purchaser or any Purchaser Designee would not obtain valid title to the Shares as a result of a delay in obtaining or completing ROC governmental approvals or registrations, Purchaser may postpone the Closing to a date after the expiration of the Payment Guarantee and until such approvals and registrations are obtained or completed if and only if reasonable assurance of payment of the Cash Component and Interest Component is given to Seller. Without limiting the manner of such assurance, such reasonable assurance shall be deemed given if Purchaser delivers to Seller a letter of credit or payment guarantee for such amounts and with other terms substantially similar to the Payment Guarantee.

      8.2 Obligations at Closing. (a) At the Closing, Seller shall deliver to
Purchaser: (i) any required consents in form and substance reasonably satisfactory to Purchaser, (ii) certificates representing the Shares, duly endorsed or accompanied by proper instruments of transfer in form reasonably satisfactory to Purchaser, (iii) such other good and sufficient instruments of conveyance, assignment and transfer, in form and substance reasonably satisfactory to Purchaser and its counsel, as shall be effective to transfer to Purchaser and any Purchaser Designees all of Seller's beneficial right, title and interest in and to the Shares, and (iv) incumbency and officers' certificates and all other documents required to be delivered on or before the Closing by Seller to Purchaser under the provisions of this Agreement (to the extent not previously delivered) or as may otherwise be reasonably requested by Purchaser in connection herewith.

            (b) At the Closing, Purchaser shall deliver, or cause to be delivered, to Seller: (i) the Purchase Consideration in accordance with Section
1.2 and (ii) all other documents required to be delivered on or before the Closing by Purchaser to Seller hereunder (to the extent not previously delivered) or as may otherwise be reasonably required by Seller in connection herewith.

                                    SECTION 9

                          TERMINATION; CONFIDENTIALITY

      9.1 Termination. (a) This Agreement may be terminated and the transactions contemplated hereby may be abandoned prior to the Closing by the mutual consent of Purchaser and Seller.

            (b) In the event of the termination and abandonment of this Agreement pursuant to this Section 9.1, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its affiliates, directors, officers or shareholders.

      9.2 Confidentiality. Each party hereto shall maintain in confidence, and shall cause their directors, officers, employees, agents, advisors and affiliates (other than parties hereto) to maintain in confidence, any written, oral or other information obtained in confidence from another party in connection with the Company or the transactions contemplated hereby, unless (a) such information becomes publicly available through no fault of such party, (b) the use of such information is necessary in making any filing with any governmental authority, or obtaining any consent or approval, required for the consummation of the transactions contemplated hereby or (c) the furnishing or use of such information is required by legal proceedings.

                                   SECTION 10

                                  MISCELLANEOUS

      10.1 Public Notice. Except as may be required by law, all public notices to third parties and all other publicity concerning the transactions contemplated by this Agreement shall be jointly planned and coordinated by Seller and Purchaser.

      10.2 Entire Agreement. This Agreement (including the Schedules and Exhibits hereto), the Assignment, the Escrow Agreement and the Payment Guarantee, if any, constitute the entire agreement between the parties and supersede all prior understandings and communications between the parties.

      10.3 Taxes, Costs and Expenses. Purchaser on the one hand and Seller on the other shall be responsible for and bear all of its own internal costs and the fees and expenses of its external advisers in connection with this Agreement and the transactions contemplated hereby. Any taxes, costs or expenses arising from (i) the transfer of the Shares, including without limitation applicable stamp duties, transfer taxes and the like, and (ii) the return, transfer, assignment, exercise and/or conveyance of the SAR and/or its proceeds, shall be the sole responsibility of Seller; provided, however, that for Purchaser's and the Purchaser Designees' income tax liability in ROC, an aggregate of US$47,000,000 shall be excluded in the calculation of any income or gain arising from the SAR.

      10.4 Further Assurances. The parties shall do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated hereby, and each party shall provide such further documents or instruments required by any other party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions, whether prior to or following the Closing.

      10.5 Notices. Any notice which is required to be given by any party to another party shall be in writing and (a) delivered personally, (b) sent by prepaid courier service or (c) sent by telecopier, e-mail or other similar means of electronic communication, to the parties at their following respective address:

      For Purchaser:

                  Silitek Corporation
                  12F, 25, Sec. 1, Tung Hwa S. Road
                  Taipei, Taiwan, Republic of China
                  Attention:  Mr. Raymond Soong, Mr. David Lin
                  Telecopier: (886) 2 2577 5960
                  E-mail:   raymonds@liteon.com.tw

      with a copy to:

                  Winthrop Stimson, Putnam & Roberts
                  6 Battery Road, #38-01B
                  Singapore 049909
                  Attention:  Jing-Kai Syz
                  Telecopier: (65) 227-4711
                  E-mail:   syzj@winstim.com

      For Seller:

                  Vishay Intertechnology, Inc.
                  63 Lincoln Highway
                  Malvern, PA 19355
                  Attention:  Avi D. Eden, Esq.
                  Telecopier: (610) 296-0657
                  E-mail:   Avi.Eden@Vishay.com

      with a copy to:

                  Lee and Li
                  7th Floor
                  201, Tun Hua N. Road
                  Taipei 105
                  Taiwan R.O.C.
                  Attention:  Mr. L. H. Ho, Mr. C.V. Chen
                  Telecopier: (886) 2 2713 3966
                  E-mail:   attorneys@leeandli.com

      For LPSC:
                  Lite-On Power Semiconductor Corporation
                  No. 28-1 Wu Shin Street
                  Ta Wu Lung Industry Zone
                  Keelung, Taiwan, Republic of China
                  Attention:  Mr. Raymond Soong, Mr. M. K. Lu
                  Telecopier: (886) 2 2577 5960
                  E-mail:   raymonds@liteon.com.tw

Any such notice so given shall be deemed conclusively to have been given upon receipt.

      10.6 Governing Law. This Agreement and the rights, obligations and relations of the parties shall be governed by and construed in accordance with the laws of the State of New York, U.S.A. (but without giving effect to the conflict of laws rules thereto).

      10.7 Disputes. Any dispute or controversy arising with respect to a claim of indemnification hereunder, including, without limitation, any dispute concerning the scope of this arbitration clause, shall be settled by arbitration in the Hong Kong Special Administrative Region in accordance with the rules of the International Chamber of Commerce. Judgment upon the award rendered by the arbitrators shall be final, conclusive and binding on the parties and may be entered in and enforced to the fullest extent of the law by any court having jurisdiction thereof, and the parties hereby consent to the jurisdiction of the New York courts and the Republic of China courts for this purpose.

      10.8 Assignment. Neither this Agreement nor any rights or obligations hereunder shall be assignable by any party without the prior written consent of each of the other parties, except that Purchaser may assign its rights and obligations hereunder to any direct or indirect wholly-owned subsidiary if and only if there would be no increased expense (whether for taxes, costs or expenses) to Seller, but such assignment shall not release Purchaser from its obligations hereunder. This Agreement shall enure to the benefit of and be binding upon the respective heirs, executors, administrators, successors and permitted assigns of the parties.

      10.9 Amendment. This Agreement may be amended only by written agreement of the parties. Each party acknowledges that it shall have no right to rely upon any amendment, promise, modification, statement or representation made or occurring subsequent to the execution of this Agreement unless the same is in writing and executed by the parties.

      10.10 Waiver. No waiver by a party of any provision hereof, in whole or in part, shall operate as a waiver of any other provision hereof. The exercise by any party of any of its rights under this Agreement shall not preclude or prejudice such party from exercising any other right it may have under this Agreement, irrespective of any previous action or proceeding taken by it hereunder.

      10.11 Severability. If any provision of this Agreement is invalid or unenforceable, such provision shall be severed and the remainder of this Agreement shall be unaffected thereby and shall continue to be valid and enforceable to the fullest extent permitted by law.

      10.12 Counterparts. This Agreement may be executed by the parties in separate counterparts (by original or facsimile signature) each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

      IN WITNESS WHEREOF, the parties have hereunto duly executed this Agreement on the date first above written.

                                    LITE-ON JV CORPORATION


                                    By /s/ Raymond Soong
                                        ----------------------------
                                        Name: Raymond Soong
                                        Title: Chairman



                                    VISHAY INTERTECHNOLOGY, INC.



                                    By /s/ Avi D. Eden
                                        ----------------------------
                                        Name: Avi D. Eden
                                        Title: Vice Chairman



                                    LITE-ON POWER SEMICONDUCTOR CORPORATION

                                    By /s/ Raymond Soong
                                        ----------------------------
                                        Name: Raymond Soong
                                        Title: Chairman

                                                                  Schedule 2.3


       Required Consents, Approvals, Filings, Registrations and Notices

1. Filing on Schedule 13D or 13G with the U.S. Securities and Exchange Commission in respect of the beneficial shareholding in Diodes, Inc.

2. Approval of the foreign investment application for transferring the Shares to Purchaser and the Purchaser Designees filed by Seller

3. Notice given by Seller to the Securities and Futures Commission of ROC according to Article 22-1 of the Securities Exchange Law

                                                                  Schedule 2.6


                             Vishay Representatives
                             ----------------------

                                Dr. Felix Zandman
                                Mr. Avi D. Eden
                                Mr. Richard N. Grubb
                                Mr. Mark Segall
                                Mr. Chris Tan
                                Dr. Gerald Paul
                                Mr. William Clancy

                                                                       Exhibit A

                              List of Subsidiaries
                              --------------------

Shanghai Seefull Electronic Co., Ltd.
FabTech Inc.
Diodes, Inc.
Fine Mind Ltd.
Lite-On Power Semiconductor (Hong Kong) Corporation
Shanghai KaiHong Electronic Co., Ltd.
Diodes Taiwan Corporation Ltd.